February 6, 2025

BY EDGAR CONFIDENTIAL SUBMISSION OF LETTER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549

Attn:      William Demarest
Jennifer Monick
Catherine De Lorenzo
Pam Long

Re:         Artius II Acquisition Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed January 29, 2025
File No. 333-283020

Ladies and Gentlemen:

Artius II Acquisition Inc. (the “Company,” “we” or “our”) has filed today Amendment No. 4 to its registration statement on Form S-1 (“Amendment No. 4”), together with this letter, via EDGAR submission. Set forth below are responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated February 4, 2025 with respect to the above-referenced registration statement on Amendment No. 3 to Form S-1 filed on January 29, 2025 (File No. 333-283020).

Amendment No. 4 reflects the changes made in response to the Staff’s comments as well as other updates. We have reproduced below in bold the Staff’s comments and have provided the Company’s responses following the comment. Capitalized terms used but not defined herein have the meanings assigned to them in Amendment No. 4. Unless otherwise indicated, page number references below refer to Amendment No. 4.

Amendment No. 3 to Registration Statement on Form S-1 filed January 29, 2025
Cover Page

1.
We note disclosure on page 19 and elsewhere that if you increase or decrease the size of the offering, you will effect a share capitalization or other mechanism with respect to your Class B shares so as to maintain the ownership of founder shares by the initial shareholders, on an as-converted basis, at approximately 20% of your issued and outstanding ordinary shares upon consummation of the offering. Please discuss these provisions, which could involve the issuance of additional shares, on the cover page and in the discussions of securities that may become issuable to the sponsor in the sections entitled “Sponsor Information” on pages 10 and 109.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and on pages 10 and 110.

Signatures, page II-5

2.
Please revise your signature page to include the signatures of the person or persons signing in the capacities of principal executive officer or officers, principal financial officer, and controller or principal accounting officer. Refer to Instruction 1 to the Signatures of Form S-1.

Response:

In response to the Staff’s comment, the Company has revised the signature page on page II-5.

* * * *
We hope that the Company’s response above adequately addresses the Staff’s comments. If the Staff has any questions or requires any additional information, please do not hesitate to contact David I. Gottlieb at Cleary Gottlieb Steen & Hamilton LLP at +44 20 7614 2230 or dgottlieb@cgsh.com.

Very truly yours,
/s/ David I. Gottlieb
David I. Gottlieb Partner

cc:	Boon Sim Chief Executive Officer, Artius II Acquisition Inc.